Exhibit 99.19

FORM 51-102F3 MATERIAL CHANGE REPORT

ITEM 1.	NAME AND ADDRESS OF ISSUER

First Phosphate Corp. (the “Company”)

1055 West Georgia Street, 1500 Royal Centre, P.O. Box 11117

Vancouver, British Columbia V6E 4N7

ITEM 2.	DATE OF MATERIAL CHANGE

July 8, 2025 and July 16, 2025

ITEM 3.	NEWS RELEASE

Issued on July 9 and July 16, 2025 through the facilities of Newsfile Corp. and filed on System for Electronic Document Analysis and Retrieval (SEDAR+).

ITEM 4.	SUMMARY OF MATERIAL CHANGE

First Phosphate closes non-brokered financing for gross proceeds of $4,692,329.25.

ITEM 5.1	FULL DESCRIPTION OF MATERIAL CHANGE

Please see details in attached Schedule “A”.

ITEM 5.2	DISCLOSURE FOR RESTRUCTURING TRANSACTIONS

Not applicable.

ITEM 6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not Applicable.

ITEM 7.	OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.	EXECUTIVE OFFICER

Bennett Kurtz, CFO
bennett@firstphosphate.com
Tel: +1 (416) 200-0657

ITEM 9.	DATE OF REPORT

July 18, 2025

SCHEDULE “A”

Non-Brokered Financing

First Phosphate Corp. (“First Phosphate” or the “Company”) closed a non-brokered private placement financing (the “Offering”), in two tranches on July 8, 2025 and July 16, 2025. In aggregate, the Company raised $4,692,329.25 through the issuance of 9,227,227 flow-through shares (“Flow-Through Shares”) at a price of $0.35 per Flow-Through Share for gross proceeds of $4,499,779.55, and 550,142 hard dollar units (each a “Hard Dollar Unit”) at a price of $0.35 per Hard-Dollar Unit, for gross proceeds of $192,549.70. Each Hard Dollar Unit is comprised of: (i) one common share in the capital of the Company (“Common Share”), and (ii) one half of one Common Share purchase warrant (“Warrant”).

In connection with the Offering, eligible finders were paid a fee consisting of up to 8%, in cash, of the gross proceeds raised from subscribers introduced by them (“Cash Consideration”), and such number of compensation warrants (“Compensation Warrants”) as is equivalent to up to 8% of the number of Hard Dollar Units or Flow-Through Shares issued to subscribers introduced by them. The Company paid the cash finders’ fees on the Flow-Through portion of the Offering in Common Shares instead of cash at $0.35 per Common Share (each a “Compensation Shares”).

Each Warrant and Compensation Warrant entitles the holder thereof to acquire one Common Share at a price of $0.50 per Common Share until December 31, 2025, provided that if the volume weighted average trading price of the Common Shares on the CSE for any 5 consecutive trading days equals or exceeds $0.80, the Company may, upon issuing a press release, accelerate the expiry date of the Warrants and Compensation Warrants to the date that is 30 days following the date of such press release.

In the first tranche, the Company raised a total of $3,229,529.45 through the issuance of 9,127,085 Flow-Through Shares and 100,1420 Hard Dollar Units, paid $1,600 in Cash Consideration, and issued 642,844 Consideration Shares and 647,416 Compensation Warrants. In the second tranche, the Company raised a total of $1,462,799.80 through the issuance of 3,729,428 Flow-Through Shares and 450,000 Hard Dollar Units, and issued 252,154 Consideration Shares and 252,154 Compensation Warrants.

The gross proceeds from the sale of Flow-Through Shares will be used to incur “Canadian exploration expenses” that are “flow-through mining expenditures” (as such terms are defined in the Income Tax Act (Canada)) related to the Company’s projects in Québec. The net proceeds received from the sale of Hard Dollar Units will be used for exploration and development activities, working capital, and for general corporate purposes. All securities issued under the Offering were subject to a four-month and one day statutory hold period in accordance with applicable securities laws.